Cementos Lima S.A.

03 DEC -2 AM 7:21

FILE NO.
82-3911

VAL-132-03
November 11, 2003

03037885

Mr. Michael Hyatte
Securities and Exchange
Division of Corporate F.
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Unaudited Financial Statements for the Fiscal Period ended September 30, 2003.

   Date: filed with CONASEV on October 30, 2003.

   Required by: CONASEV.

2. Monthly information as of October 31, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on November 5, 2003.

   Required by: CONASEV

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

3. Notice to shareholders relating to dividend of US$ 0.12 per share of Common Stock and US$ 0.012 per Investment Share, declared by the October 29, 2003 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on November 7, 2003.

Very truly yours,

Irma Mavila
Head of the Securities Department

12/3

c.c.: The Bank of New York
FILE: SEC

Cementos Lima S.A.

(FREE TRANSLATION)

FILE NO.
82-3911

GF-00132-03

Lima, October 29, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES - CONASEV
Miraflores

Attention: Public Registry of Securities and Intermediaries

Ref.: "Important Events"

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, attached to this letter we are sending our Unaudited Financial Statements for the Quarter ended September 30, 2003.

Truly yours,

Carlos Ugás	Alvaro Morales	Juan Pablo Cock
Director and General Manager	Finance Manager (CFO)	General Accountant
	Stock Exchange Repres.	

Encl.

c.c.: Securities and Exchange Commission - SEC

FILE: TRAEEFF3

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

CEMENTOS LIMA S.A.
Balance Sheet
As of September 30, 2003 and December 31, 2002
(In thousands of constant nuevos soles)

Assets	September 30, 2003	December 31, 2002
Current Assets		
Cash and Banks	2,177	6,014
Marketable securities		
Trade accounts receivable	27,548	15,695
Affiliates	7,484	2,097
Other accounts receivable	6,709	14,826
Inventories	131,419	130,104
Prepaid expenses	4,624	8,009
Total Current Assets	**179,961**	**176,745**
Long/Term accounts receivable		
Long/Term affiliates		
Other non current accounts receivable	14,453	14,727
Inventories	29,570	24,283
Investments	27,078	61,116
Fixed assets - Net	634,293	661,050
Other assets	48,136	30,164
Total Non-current Assets	**753,530**	**791,340**
Total Assets	**933,491**	**968,085**

Liabilities and Stockholders Equity	September 30, 2003	December 31, 2002
Current liabilities		
Bank overdrafts and loans	38,647	33,726
Trade accounts payable	17,715	30,410
Affiliates	7,337	6,397
Other accounts payable	27,775	64,742
Current portion of long-term debts	18,633	59,165
Total Current Liabilities	**110,107**	**194,440**
Long-term debts	43,654	44,496
Deferred taxes and others.	50,479	54,075
Total Non-current Liabilities	**94,133**	**98,571**
Total Liabilities	**204,240**	**293,011**
Stockholders Equity		
Capital stock	371,128	371,128
Investment shares	47,942	47,942
Legal reserves	73,853	74,592
Other reserves		
Retained earnings	236,328	181,412
Total Stockholders equity	**729,251**	**675,074**
Total Liabilities and Stockholders equity	**933,491**	**968,085**

cc: BNY
GG
GF
GDC

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8812

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the period ended September 30, 2003 and 2002
(In thousands of constant nuevos soles)

	For the 3 months period ended September 30, 2003	For the 3 months period ended September 30, 2002	For the 9 months period ended September 30, 2003	For the 9 months period ended September 30, 2002
Net sales	138,465	131,174	399,242	394,106
Other operating income				
Total Gross Revenues	**138,465**	**131,174**	**399,242**	**394,106**
Cost of sales	(60,041)	(53,186)	(175,075)	(163,914)
Other operating cost				
Total Operating Cost	(60,041)	(53,186)	(175,075)	(163,914)
Gross Profit	**78,424**	**77,988**	**224,167**	**230,192**
Operating expenses				
Selling expenses	(4,178)	(3,443)	(11,681)	(10,842)
Administrative expenses	(36,037)	(31,136)	(101,718)	(92,632)
Operating income	**38,209**	**43,409**	**110,768**	**126,718**
Others Income (Expenses)				
Financial income	370	410	1,101	1,240
Financial expenses	(1,205)	(2,395)	(4,022)	(6,833)
Other income	11,344	3,924	26,755	11,822
Other expenses	(9,590)	(2,787)	(25,617)	(10,429)
Gain (Loss) due to inflation	(1,960)	(4,472)	(2,250)	(5,296)
Income before employee profit sharing and income tax	**37,168**	**38,089**	**106,735**	**117,222**
Employees' Profit Sharing - current and deferred	(3,847)	(4,296)	(7,916)	(13,069)
Income Tax - current and deferred	(9,365)	(9,239)	(27,145)	(28,171)
Income before extraordinary items	**23,956**	**24,554**	**71,674**	**75,982**
Extraordinary items -Income				
Extraordinary items -Expenses				
Income before minority interest	**23,956**	**24,554**	**71,674**	**75,982**
Minority interest				
Net income	**23,956**	**24,554**	**71,674**	**75,982**
Dividends on preferent shares				
Income(Loss) Atributable to shareholders	**23,956**	**24,554**	**71,674**	**75,982**
Basic net income per common shares	0.570000	0.600000	1.720000	1.860000
Basic net income per investment shares	0.060000	0.060000	0.170000	0.190000
Diluted net income per common shares	0.570000	0.600000	1.720000	1.850000
Diluted net income per investment shares	0.060000	0.060000	0.170000	0.180000

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the period ended September 30, 2003 and 2002
(In thousands of constant nuevos soles)

	For the 3 months period ended September 30, 2003	For the 3 months period ended September 30, 2002	For the 9 months period ended September 30, 2003	For the 9 months period ended September 30, 2002
Net sales	138,465	131,174	399,242	394,106
Other operating income				
Total Gross Revenues	**138,465**	**131,174**	**399,242**	**394,106**
Cost of sales	(60,041)	(53,186)	(175,075)	(163,914)
Other operating cost				
Total Operating Cost	(60,041)	(53,186)	(175,075)	(163,914)
Gross Profit	**78,424**	**77,988**	**224,167**	**230,192**
Operating expenses				
Selling expenses	(4,178)	(3,443)	(11,681)	(10,842)
Administrative expenses	(36,037)	(31,136)	(101,718)	(92,632)
Operating income	**38,209**	**43,409**	**110,768**	**126,718**
Others Income (Expenses)				
Financial income	370	410	1,101	1,240
Financial expenses	(1,205)	(2,395)	(4,022)	(6,833)
Other income	11,344	3,924	26,755	11,822
Other expenses	(9,590)	(2,787)	(25,617)	(10,429)
Gain (Loss) due to inflation	(1,960)	(4,472)	(2,250)	(5,296)
Income before employee profit sharing and income tax	**37,168**	**38,089**	**106,735**	**117,222**
Employees' Profit Sharing - current and deferred	(3,847)	(4,296)	(7,916)	(13,069)
Income Tax - current and deferred	(9,365)	(9,239)	(27,145)	(28,171)
Income before extraordinary items	**23,956**	**24,554**	**71,674**	**75,982**
Extraordinary items -Income				
Extraordinary items -Expenses				
Income before minority interest	**23,956**	**24,554**	**71,674**	**75,982**
Minority interest				
Net income	**23,956**	**24,554**	**71,674**	**75,982**
Dividends on preferent shares				
Income(Loss) Atributable to shareholders	**23,956**	**24,554**	**71,674**	**75,982**
Basic net income per common shares	0.570000	0.600000	1.720000	1.860000
Basic net income per investment shares	0.060000	0.060000	0.170000	0.190000
Diluted net income per common shares	0.570000	0.600000	1.720000	1.850000
Diluted net income per investment shares	0.060000	0.060000	0.170000	0.180000

CEMENTOS LIMA S.A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.
Statements of Cash Flow
For the period ended September 30, 2003 and 2002
(in thousands of constant nuevos soles)

	From January 1st until September 30, 2003	From January 1st until September 30, 2002
OPERATING ACTIVITIES		
Collection to customers	458,374	429,091
Other collections in cash related to this activities		
Others Collections related to this activities	30,086	21,237
Menos:		
Payments to suppliers	(352,451)	(186,599)
Payment of remunerations and severance indemnities	(26,221)	(28,859)
Payments taxes	(51,496)	(72,167)
Payments of interests		
Others Payments related to this activities		
Increase (Decrease) of cash and cash equiv. from operating activities	**58,292**	**162,703**
INVESTING ACTIVITIES		
Income per sale of securities		48
Income per disposal of fixed assets		
Other income in cash related to this activity		
Other collections related to this activity	59,921	
Less:		
Payments for purchases securities	(25,883)	
Payments for purchases of fixed assets	(24,066)	(14,594)
Increase of other assets	(20,524)	(5,600)
Other payments related to this activity		
Increase (Decrease) of cash and cash equiv. from investing activities	**(10,552)**	**(20,146)**
FINANCING ACTIVITIES		
Issuance of shares or new contrib		
Issuance of bonds and increase in loans	4,920	
Other income in cash related to this activity	3	64
Less:		
Amortization of Loans obtained	(39,590)	(74,541)
Payments of dividends and other participations	(17,501)	(49,572)
Other payments in cash related to this activity		(3,209)
Increase (Decrease) of cash and cash equiv. from financing activities	**(52,168)**	**(127,258)**
Increase (Decrease) net of cash and cash equiv.	(4,428)	15,299
Cash and cash equiv. Balance at the beginning of the period	6,014	6,440
Gain (loss) per exposure to inflation	591	(654)
Cash and cash equiv. Balance at the end of the period	**2,177**	**21,085**

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

RECONCILIATION OF NET INCOME (LOSS)		
Net income (loss) of the period	71,674	75,982
Plus:		
Adjustments		
Depreciation	67,399	62,386
Intangible Amortization & Write off	2,552	
Other provisions		
Loss in disposal of fixed assets		1,608
Loss in sale of securities		
Loss attributable to non-current monetary assets		
Others		
Less:		
Adjustments		
Gain in disposal of fixed assets		
Loss in sale securities		
Loss (gain) due to inflation	2,250	5,296
Gain attributable to non-current monetary liabilities		
Others	(21,199)	
Net changes in assets and liabilities:		
(Increase) Decrease of trade accounts receivable	(11,853)	(6,498)
(Increase) Decrease of accounts receivable from affiliates	(5,387)	4,321
(Increase) Decrease of others accounts receivable	8,397	(7,866)
(Increase) Decrease of inventories	(8,558)	(19,199)
(Increase) Decrease in prepaid expenses	3,384	2,730
Increase (Decrease) in trade accounts payable	3,689	18,548
Increase (Decrease) in accounts payable from affiliates	940	5,441
Increase (Decrease) in other accounts payable	(54,996)	19,954
Increase (Decrease) of cash and cash equiv. from operating activities	58,292	162,703

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 5912

CEMENTOS LIMA S.A.
STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY
For the period ended September 30, 2003 and 2002
(In thousands of constant nuevos soles)

	Capital	Labor Shares	Legal Reserve	Other Reserves	Retained Earnings	Total
Initial balance at January 01,2002	362,461	46,822	74,121	8,900	200,884	693,188
1 Dividends Declared					(49,572)	(49,572)
2 Capitalization of reinvested investments	8,661	1,119		(9,780)		
3 Net Income					75,982	75,982
4 Others			322	880	(1,165)	37
Final Balance at June 30, 2002	**371,122**	**47,941**	**74,443**		**226,129**	**719,635**
Initial balance at January 01, 2003	371,128	47,942	74,592		181,412	**675,074**
1 Dividends Declared					(17,500)	(17,500)
2 Net Income					71,674	71,674
3 Others			(739)		742	3
Final Balance at June 30, 2003	**371,128**	**47,942**	**73,853**		**236,328**	**729,251**

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL

CEMENTOS LIMA S.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2003
T010	CURRENT COMMON SHARES (units)	No decimals to be considered	36926629
T020	CURRENT INVESTMENT SHARES (units)	No decimals to be considered	47701066
T030	NOMINAL VALUE OF COMMON SHARES (soles)	Include 2 decimals with no dot. Example: If S/10.00, then 1000.	1000
T040	NOMINAL VALUE OF INVESTMENT SHARES (soles)	Include 2 decimals with no dot. Example: If S/1.00, then 100.	100
T050	ACCUMULATED PROVISION FOR DOUBTFUL DEBTS (thousands soles)	No decimals to be considered	757
T060	ACUMULATED PROVISION FOR STOCKS DEVALUATION (thousands soles)	No decimals to be considered	
T070	ACCUMULATED PROVISION FOR INVESTMENTS FLUCTUATION (thousands soles)	No decimals to be considered	19
T080	ACCUMULATED AMORTIZATION OF INTANGIBLES (thousands soles)	No decimals to be considered	30073
T090	ACCUMULATED DEPRECIATION (thousands soles)	No decimals to be considered	1049021
T100	ACQUISITION OF INVESTMENTS DURING YEAR ENDED 12.31 (thousands soles)	No decimals to be considered	25883
T110	REAL ESTATE, MACHINERY AND EQUIPMENTS ACQUISITION DURING Y-E 12.31 (thousands soles)	No decimals to be considered	24066
T120	ASSETS REVALUATION (thousands soles)	No decimals to be considered	

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula

(FREE TRANSLATION)

FILE N°
82-3911

VAL-129-03

November 5, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of October 31, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO" Friday, November 07, 2003

"EL COMERCIO" Friday, November 07, 2003

"EXPRESO" Friday, November 07, 2003

CEMENTOS LIMA S.A.
PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on October 29, 2003, declared a dividend of US$ 0.12 per share of Common Stock and US$ 0.012 per Investment Share

This dividend will be paid beginning Monday the 1st of December, 2003 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

November 07, 2003

THE MANAGEMENT

FILE: TRAPAGO

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293